U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period Commencing on September 1st and ending October 7, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___             Form 40-F   X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____             No   X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

  Press release issued by Cambior Inc. on September 18, 2003, announcing Cambior's inclusion in the S&P/TSX Canadian indices;

  Press release issued by Cambior Inc. and Ariane Gold Corp.on September 26, 2003, announcing a proposed merger to develop the Camp Caïman gold project; and

  Material Change Report issued by Cambior Inc. on October 6, 2003, regarding a proposed merger with Ariane Gold Corp. to develop the Camp Caïman gold project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: October 7, 2003	By:	/s/ Lucie Desjardins
Lucie Desjardins
Corporate Secretary &
Senior Legal Counsel